RESULTS OF SHAREHOLDER MEETING
VIRTUS INSIGHT TRUST
JUNE 12, 2012

At a reconvened special meeting of shareholders of Virtus Tax-
Exempt Bond Fund (the "Fund"), a series of Virtus Insight
Trust held on June 12, 2012, shareholders voted on the following proposal:



To approve a Subadvisory Agreement
between Virtus Investment Advisers, Inc.
and Newfleet Asset Management, LLC
with regard to the Fund.

NUMBER OF ELIGIBLE SHARES VOTED:
FOR                   AGAINST          ABSTAIN
11,990,010.738        130,168.638      1,020,489.950


Shareholders of the Fund voted to approve the above proposal.